Exhibit 99.1

ASX/Media Release

Immutep Receives A$2.6 million R&D Tax Incentive from French Government

SYDNEY, AUSTRALIA – 7 December 2023 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep“ or “the Company”), a biotechnology company developing novel LAG-3 related immunotherapy treatments for cancer and autoimmune diseases, is pleased to announce it has received a €1,595,475 (~ A$2,628,354 ) research and development (R&D) tax incentive payment in cash from the French Government under its Crédit d’Impôt Recherche scheme (CIR).

The “Crédit d’Impôt Recherche” (CIR), meaning “Research Tax Credit”, is a French government tax incentive by which French companies conducting research and development activities in Europe can be reimbursed 30% of their eligible expenditure.

Immutep qualifies for the CIR tax incentive through its subsidiary Immutep S.A.S. due to the research and development conducted in its laboratory in France. The cash payment is provided in respect of expenditure incurred on eligible R&D activities conducted in the European Union in the 2022 calendar year. Immutep also qualifies for cash rebates from the Australian Federal Government’s R&D tax incentive program in respect of expenditure incurred on eligible R&D activities conducted in Australia. As previously announced, in October 2023, the company received an A$1.13 million cash rebate from the Australian Federal Government’s R&D tax incentive program for the eligible R&D activities conducted in financial year 2022.

The funds will be used to support the ongoing and planned global clinical development of eftilagimod alpha and the preclinical development of IMP761.

About Immutep

Immutep is a clinical-stage biotechnology company developing novel LAG-3 immunotherapy for cancer and autoimmune disease. We are pioneers in the understanding and advancement of therapeutics related to Lymphocyte Activation Gene-3 (LAG-3), and our diversified product portfolio harnesses its unique ability to stimulate or suppress the immune response. Immutep is dedicated to leveraging its expertise to bring innovative treatment options to patients in need and to maximise value for shareholders. For more information, please visit www.immutep.com.

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Investors/Media:

Chris Basta, VP, Investor Relations and Corporate Communications

+1 (631) 318 4000; chris.basta@immutep.com

Immutep Limited, Level 33, Australia Square

264 George Street, Sydney NSW 2000

ABN: 90 009 237 889